EXHIBIT (a)(6)

INSIGHT COMMUNICATIONS COMPANY, INC.

OFFER TO EXCHANGE

OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

CONFIRMATION OF INELIGIBILITY

AND VOIDED ELECTION

[                    ], 2003

Name

Address 1

Address 2

City, State Zip

Dear [Name]:

At the expiration of the stock option exchange program, 5:00 p.m. Eastern Time on [                    ], 2003, you were no longer an employee and therefore were ineligible to participate in the offer. As a result, if you elected to participate in the program, your election was voided. Your eligible options will remain outstanding in accordance with their original terms and conditions and their original termination provisions will apply.

Questions may be directed to Roberta Monteyne, Human Resources Coordinator at (917) 286-2321.